Gritstone Oncology, Inc.

5858 Horton Street, Suite 210

Emeryville, California 94608

April 22, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:         Todd Schiffman

Re:	Gritstone Oncology, Inc. Registration Statement on Form S-1 (Registration No. 333-230980)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-230980) (the “Registration Statement”) of Gritstone Oncology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on April 24, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

GRITSTONE ONCOLOGY, INC.

By:	/s/ Andrew Allen
Andrew Allen, M.D., Ph.D.
President and Chief Executive Officer

CC:	Jean-Marc Bellemin, Gritstone Oncology, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

David Peinsipp, Cooley LLP